Exhibit 12.1
Ratio of Earnings to Fixed Charges
For Period Ended September 30, 2010
(in thousands, except ratio computation)

	September 30,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
Pretax income from continuing operations before adjustment for noncontrolling interest	$11,484	$68,299	$35,070	$48,302	$53,586	$58,943

Adjustments
Equity in loss in unconsolidated joint ventures	(147)	88	(108)	—	(1,853)	—
Fixed charges	61,406	76,400	65,414	71,986	62,846	56,849
Distributed income of equity investees	63	371	170	—	3,308	(12)
Capitalized interest	(1,668)	(1,430)	(2,934)	(3,194)	(5,820)	(3,354)

Earnings as Defined	$71,138	$143,728	$97,612	$117,094	$112,067	$112,426

Fixed Charges
Interest expense	$56,197	$71,229	$62,752	$69,209	$58,812	$57,142
Capitalized interest	1,668	1,430	2,934	3,194	5,820	3,354
Amortization of debt premiums	2,162	2,221	(1,901)	(2,101)	(3,289)	(5,159)
Amortization of loan fees	1,379	1,520	1,629	1,684	1,503	1,512

Fixed Charges	$61,406	$76,400	$65,414	$71,986	$62,846	$56,849

Ratio of earning to Fixed Charges	1.16	1.88	1.49	1.63	1.78	1.98